Exhibit 3.01
CERTIFICATE OF AMENDMENT
TO
THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
ALIGN TECHNOLOGY, INC.
Align Technology Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:
1. This Certificate of Amendment to the Amended and Restated Certificate of Incorporation (this “Amendment”) was duly adopted by the Board of Directors and the stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.
2. The final paragraph of Article V of the Corporation’s Amended and Restated Certificate of Incorporation is hereby amended by deleting the final paragraph thereof, so that the final paragraph of Article V, as amended, shall read in its entirety as follows:
Vacancies occurring on the Board of Directors for any reason may be filled by vote of a majority of the remaining members of the Board of Directors, even if less than a quorum, at any meeting of the Board of Directors. A person so elected by the Board of Directors to fill a vacancy shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been duly elected and qualified. A director or the entire Board of Directors may be removed from office at any time by the affirmative vote of a majority of the outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.
IN WITNESS WHEREOF, the Corporation has caused this Amendment to be signed by its duly authorized officer this 19th day of May, 2016.

ALIGN TECHNOLOGY, INC.

by:	/s/ Roger E. George
name:	Roger E. George
title:	Vice President, Corporate and Legal Affairs, General Counsel and Corporate Secretary